March 7, 2005

Dear Stockholder:

In response to News Corporation’s tender offer to acquire all of the Class A common stock of Fox Entertainment Group, Inc. that it does not already own, the Fox board of directors established a Special Committee of independent directors to evaluate the tender offer on behalf of Fox’s stockholders (other than News Corporation). The Special Committee is composed of Christos M. Cotsakos and Peter J. Powers, neither of whom are representatives of News Corporation.

The Special Committee recommends that Fox’s stockholders (other than News Corporation and its affiliates) accept the exchange offer and tender their Class A Shares.

The Special Committee engaged in thorough deliberations concerning the exchange offer and, with the advice of independent legal and financial advisors, has resolved to recommend, on behalf of Fox’s board of directors, that Fox’s stockholders (other than News Corporation and its affiliates) accept the exchange offer and tender their Class A Shares. The Special Committee is making this recommendation only after News Corporation agreed to increase the exchange ratio in the offer from 1.90 to 2.04 shares of News Corporation’s Class A common stock for each Fox Class A Share.

Enclosed is a Schedule 14D-9 prepared on behalf of Fox and authorized by the Special Committee containing certain information concerning the revised exchange offer and the reasons why the Special Committee is making a favorable recommendation.

In arriving at its recommendation, the Special Committee considered a number of factors, as described in the enclosed Schedule 14D-9. The Special Committee encourages you to review the enclosed statement in its entirety and to consult with your own selection of tax and other advisors to determine the particular consequences to you of the exchange offer.

Thank you for your careful consideration of this matter.

Sincerely,

Christos M. Cotsakos	Peter J. Powers
Member, Special Committee	Member, Special Committee